FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG Disclosure of share ownership
Filed herewith is a notification with regard to “Disclosure of share ownership” by Syngenta AG. The full text of the notification follows:

# # #

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: December 8, 2003	By:	/s/ Daniel Michaelis

Name: Daniel Michaelis Title: Senior Corporate Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary

Disclosure of share ownership

The shareholding in Syngenta of Morgan Stanley Investment Management Ltd., London exceeds the threshold value of 5%

Based on article 20 of the Swiss Stock Exchange Act, Syngenta AG has received the following notification from Morgan Stanley Investment Management Ltd., London:

Morgan Stanley Investment Management Limited, 25 Cabot Square, Canary Wharf, London E14 4QA reported an exceeding of the reporting threshold value of 5% and is holding a total of 6’880’253 Ordinary Shares of Syngenta AG corresponding to 6.112% of the share capital.

In Compliance with Article 19 of the Swiss Stock Exchange Ordinance-FCB, this information will be published in the Swiss Official Gazette of Commerce.

Syngenta AG
Basel, Switzerland, December 8, 2003